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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         Shelbourne Properties III, Inc.
                         -------------------------------
                       (Name of Subject Company (Issuer))

                               HX Investors, L.P.
                               ------------------
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    82137E103
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael L. Ashner
                               HX Investors, L.P.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                  516-822-0022

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-864-8606


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------
        $11,594,919                                 $1,066.73
--------------------------------------------------------------------------------

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     [X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,066.73

     Form or Registration No.: Schedule TO (Amendment No. 1)

     Filing Party: HX Investors, L.P.

     Date Filed: July 5, 2002

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





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                                  TENDER OFFER

     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission on July 5, 2002 by HX Investors, L.P., a Delaware limited partnership (the "Purchaser") to purchase up to 236,631 shares of Common Stock of Shelbourne Properties III, Inc. (the "Company"), at a purchase price equal to $49.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached thereto as Exhibits (a)(1) and (a)(2), respectively.

     Item 12. Exhibits.

         Item 12 is hereby amended by adding the following Exhibit which is filed herewith

     Exhibit No.  Exhibit
     -----------  -------

     (a)(8)       Letter to non-objecting beneficial owners dated July 18, 2002.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HX INVESTORS, L.P.

                                            By: Exeter Capital Corporation
                                                General Partner

                                                By: /s/ Peter Braverman
                                                    ----------------------------
                                                        Peter Braverman
                                                        Vice President

Dated: July 18, 2002





                                       3
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                                  EXHIBIT INDEX

               Exhibit No.      Description
               -----------      -----------

               (a)(8)           Letter to non-objecting beneficial owners



















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                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753

                                                                   July 18, 2002


To our fellow Stockholders:

     As we trust you are aware by now, we have commenced a tender offer to acquire up to 236,631 shares of common stock of Shelbourne Properties III, Inc. at a price of $49.00 per share, which represented a premium of over 18% to the closing price on July 1, 2002, the day before to the announcement of our offer. Our offer is being made upon the terms and subject to the conditions set forth in our Offer to Purchase, dated July 5, 2002, and the related Letter of Transmittal.

     As you know, you own your shares in "street name" and, as such, the offer documents have been forwarded to your broker as required by applicable law. If you have not yet been made aware of the offer we encourage you to contact your broker for additional information relating to our offer so that you can make your decision whether to tender your shares prior to expiration of the offer, 12:00 midnight, Eastern time, on Friday, August 2, 2002, unless the offer is extended.

     We are making the offer to afford those stockholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The tender offer provides you with the opportunity to sell all or a portion of your shares at a price which is higher than the prevailing market prices for the shares immediately prior to the announcement of the offer and to do so with the number of shares of your choice, subject to the terms and conditions of the offer.

     Shelbourne's Board has approved the offer. Stockholders are urged to evaluate carefully all information in the Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact either your broker or our Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or Toll Free
(800) 322-2885.

                                                   Sincerely,


                                                   HX Investors, L.P.